UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On December 23, 2021, Triterras, Inc. (“Triterras” or the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq has granted the Company’s request to extend the automatic 15-day stay of suspension from Nasdaq, pending the hearing scheduled for January 20, 2022 and a final determination by the Nasdaq Hearings Panel (the “Panel”) regarding the Company’s listing status. As previously disclosed, on December 10, 2021, the Company had received a determination notice (the “Determination”) from Nasdaq stating that, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and regain compliance with Nasdaq Listing Rule 5250(c)(1) by December 1, 2021, Nasdaq had determined that, unless the Company requested an appeal of the Determination, Nasdaq would suspend trading of the Company’s Ordinary Shares and Warrants at the opening of business on December 21, 2021, and would file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq. On December 16, 2021, the Company appealed the Determination to the Panel, and requested that the stay of delisting, pursuant to Nasdaq Rule 5815(a)(1)(B), be extended until the Panel issued a final decision on the matter. A hearing in the matter has been scheduled for January 20, 2022.

According to the Letter, the Panel has decided to maintain the status quo of the Company’s shares pending the hearing, so that a final decision about the Company’s listing can be made on a full and complete record at that time.

Press Releases.

On December 23, 2021, Triterras issued a press release announcing that Nasdaq has granted its request for the extended stay of the trading suspension. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the audit of Triterras’ financial statements for the fiscal year ended February 28, 2021 (the “Audit”) and the filing of its 2021 Annual Report with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, the filing of the 2021 Annual Report, the Panel’s decision with respect to Triterras’ appeal of the Determination, as well as the risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the 2021 Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal of the Determination, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: December 27, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Executive Chairman and
Chief Executive Officer

Exhibit No.	Description

99.1	Press Release: Triterras Provides Update on Nasdaq Listing.